EXHIBIT 1


                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                                 MARCH 31, 2005



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                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                        MARCH 31, 2005 REPORT (UNAUDITED)



CONTENTS

                                                                           PAGE

Report of the Board of Directors                                              2

Management Review                                                            13

Condensed Financial Statements and Annexes                                   16






This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR MARCH 31, 2005

GENERAL

At the meeting of the Board of Directors that was held on May 29, 2005 it was resolved to approve the Bank's unaudited financial statements for March 31, 2005. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted a special credit line by the Bank of Israel. On February 27, 2003 the Bank's Board of Directors resolved to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and banking activities.

On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The Government decision to adopt the "Run-Off" plan provides that the assets of the Bank will be sold within a period not exceeding 36 months from the date of the decision and it states that the decision is being made in order to assure the proper operation of the Bank and the refunding of deposits to all depositors, and for the purpose of selling the assets of the Bank within 36 months in a controlled process. The main principles of the Government decision to adopt the "Run-Off" plan are presented in Note 1 of the condensed financial statements.

The Bank is presently in the process of implementing the "Run-Off" plan as described above and in more detail below.

The Bank is holding advanced talks with the authorities regarding extension of the "Run-Off" plan for an additional two years.

The Bank concluded the first quarter of 2005 with earnings of NIS 0.3 million, compared with a loss of NIS 1.8 million in the corresponding quarter of 2004.



THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collection of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

As a direct result of the Bank's policy and the extensive efforts it has been investing in collecting the credit, the balance of the credit held by the public has been significantly reduced. This balance (not including loans with State guarantees to a certain government company), which at March 31, 2004, amounted to NIS 2,515 million, reached an amount of NIS 1,625 million on March 31, 2005.

The balance of the public's deposits with the Bank as of March 31, 2005 was NIS 345 million, compared with NIS 572 million on March 31, 2004.

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This data shows the continuation of the process of reducing the assets and liabilities of the Bank in the framework of implementing the "Run-Off" plan.

As part of the implementation of its plans, the Bank has reduced and/or completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses. As at March 31, 2005 the number of Bank employees was 59 compared with 68 as at March 31, 2004.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.


THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

The principal terms (as arise from combining all the aforementioned letters) are as follows:

o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the special credit line and selling its credit portfolio, subject to its meeting the credit line decline forecast.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the "Bank of Israel interest rate", providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel interest rate" plus 3%.

o The Bank will be required to pay a commission at the annual rate of 1% (charged quarterly) on the difference between the amount of the credit line and 105% of its utilized amount.

o Total credit to the public will not exceed its balance as at July 31, 2003 and it will have a downward trend. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

o Limitations were set on the Bank's volume of activity with respect to the deposit and receipt of deposits.

o The granting of the special credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).

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With respect to certain of the aforementioned matters relating to the Bank's activities, the approval that was provided to the Bank by the Supervisor of Banks is in effect until July 31, 2005.

The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of March 31, 2005 was NIS 1,275 million, compared with NIS 1,881 million as of March 31, 2004. The utilized balance as of March 31, 2005 is lower by NIS 275 million than the credit line that was set for the Bank on that date in the credit line decline forecast and by NIS 925 million (42%) than the original amount of the credit line. Accordingly, also in the first quarter of 2005 (as in the previous quarters) the Bank requested and received from the Bank of Israel permission to reduce the credit line at a faster rate than in the aforementioned forecast. As at March 31, 2005 the amount of the updated credit line was NIS 1,350 million as compared with NIS 1,550 million in the original forecast.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest deriving from the interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 and until the Government decided to adopt the "Run-off" plan (July 29, 2003), in the total amount of NIS 71 million. Even though the Governor of the Bank of Israel refused the Bank's request on this matter, the Bank intends to continue to try to receive a credit for this interest.


CAPITAL ADEQUACY

On March 31, 2005, the Bank's ratio of capital to risk assets was negative at the rate of (0.02%), compared with the 9% minimum stipulated in Proper Banking Procedures and 0.64% as at December 31, 2004.

Due to the sharp decline in the "first tier capital" of the Bank and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, all the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as at March 31, 2005, "second tier capital" in the total amount of NIS 545 million remains unutilized).

In the opinion of the Bank's Board of Directors, in the present circumstances of the Bank, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

It is noted that as at March 31, 2005, the Bank's shareholders' equity amounted to NIS 196.7 million and in addition it has nonparticipating share capital in the amount of NIS 312.9 million. The total capital of the Bank, including nonparticipating shares, amounts to NIS 509.6 million. The aforementioned capital, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital" of the Bank, which as aforementioned is entirely unutilized for purposes of the ratio of capital to risk assets.


EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

As stated in more detail in Note 1G of the Bank's financial statements as at December 31, 2004, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

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CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD for which the Bank used to pay quarterly 25% of the annual preferred dividend. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles of association and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from continuing to distribute a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 105.1 million as at March 31, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

The total amount of NIS 105.1 million is comprised as follows: NIS 64.5 million is in respect of non-participating shares (D and DD) and NIS 40.6 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.8 million is in respect of the first quarter of 2005 and is comprised as follows: NIS 2.9 million in respect of participating C, CC and CC1 shares and NIS 5.9 million in respect of non-participating D and DD shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaration (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated.

See Note 7 of the condensed financial statements for details on the cessation of dividend distribution and the matter of the accruing of interest on the perpetual deposits with the Israeli Treasury. See also Note 8 of the condensed financial statements for additional details regarding the aforementioned originating motions.


LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 8 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank.

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ANNUAL REPORTING IN THE USA

Since the Bank had in the past issued its securities to shareholders in the USA, the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC). This annual report is submitted on a form known as 20-F. As already stated in the Bank's financial statements as at December 31, 2004, the annual report (20-F) for 2003 was submitted by the Bank on January 19, 2005, while the last date for submitting it was July 15, 2004. The delay in submitting the report was mainly due to the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to US GAAP. This delay in submitting the last report (for 2003) and the non-compliance with part of the requirements applicable to the previous financial statements that were filed by the Bank in the USA may expose the Bank to sanctions and/or claims on the part of various parties. Management of the Bank is taking steps to submit the annual report (20-F) for 2004 on time.


SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the USA, it is subject to the provisions of the Sarbanes Oxley Act. In accordance with Section 404 of the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission
(SEC) announced that it is postponing the application of Section 404 with respect to foreign issuers, so that they will be required to implement the Section only from the fiscal year ending on or after July 15, 2006 (before the postponement the date of effect was July 15, 2005). As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act beginning from the financial statements for 2006 that submits in the USA. The implementation of Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has commenced preparing for the implementation of Section 404. Requirements similar to those included in Section 404 of the Sarbanes Oxley Act are supposed to be imposed on the banks in Israel by the Supervisor of Banks. In accordance with a draft circular from March 21, 2005 that was published by the Supervisor of Banks with respect to the time schedule for implementing Section 404, these requirements will apply to banks in Israel only from the financial statements for 2007 (that will be published at the beginning of 2008).


RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The Bank of Israel published a directive regarding the declaration that has to be included in the financial statements with respect to "The responsibility of management for the internal control over financial reporting and a declaration regarding disclosure in the periodic reports under the Securities Law". The declaration will be included in the financial statements published by the banks beginning as of June 30, 2005.

The Bank is preparing to implement the requirements of the aforementioned directive.


EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26, 2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the construction and building of various infrastructures and systems.

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In his letter of November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision that the Run-Off plan will be concluded no later than the end of July 2006.


MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity in the last two and a half years and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows:
Section 9(a) of Directive 301 regarding the Board of Directors decision on credit policy, Section 3(b) of Directive 316 regarding the rating of the credit of borrowers and Directive 323 regarding discussion of the Bank's policy on providing credit to finance the purchase of means of control.


ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank as aforementioned.


REPORTING DIRECTIVES OF THE BANK OF ISRAEL

On January 30, 2005, following the publishing of the recommendations of the Barnea Committee, Bank of Israel published a draft temporary order regarding the description of the banking entity's business activities and forward looking information in the Report of the Board of Directors. The draft temporary order includes disclosure requirements with respect to the annual and quarterly financial statements of banking entities, which expand the disclosure required from them in the financials statements, change the structure of the periodic report and also include requirements for the disclosure of forward looking information.

In accordance with the draft order and the clarifications that were subsequently received from the Bank of Israel, a banking entity that published its financial statements for 2004 up until February 28, 2005 is allowed not to implement the new disclosure requirements of the temporary order (except for the provisions relating to the presentation of information in clear Hebrew) with respect to both the annual report for 2004 and the quarterly reports for 2005, except if the banking entity publishes a prospectus in 2005.

The Bank published its annual financial statements for 2004 on February 28, 2005 and therefore is not required to implement the new disclosure requirements in the quarterly financial statements for 2005, as aforementioned.


ECONOMIC POLICY LAW FOR 2005

In the framework of the Economic Policy Law for 2005 (Legislation Amendments) - 2004, which was approved by the Knesset on March 29, 2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005.

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In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed at the end of 2002 with respect to the dismissal of employees. The salary tax expense in respect of the aforementioned agreement was included in the Bank's expenses for the first quarter of 2005. A provision in the total amount of NIS 4.0 million was recorded in respect of the aforementioned change, of which NIS 3.7 million is in respect of the special collective agreement regarding the early retirement of employees.


DEVELOPMENT OF INCOME AND EXPENSES

NET EARNINGS - The Bank concluded the first quarter of 2005 with earnings of NIS
0.3 million compared with a loss of NIS 1.8 million in the first quarter of 2004 and a loss of NIS 1.4 million in all of 2004.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 16.5 million in the first quarter of 2005, compared with NIS
17.6 million in the corresponding quarter of 2004, a decrease of 6% which is low compared to the decrease in the Bank's financing operations.

An analysis of the financing operations shows the following points:

In the first quarter of 2005 the average balance of credit to the public (not including credit out of a deposit of the State and guaranteed by the State) amounted to NIS 1,794 million, compared with NIS 2,743 million in the corresponding period of 2004, meaning a decrease of 35% in the average balance of credit to the public.

An analysis of the Bank's financing operations in the various linkage segments shows that the Bank has maintained a positive margin (including effect of derivatives) in all linkage segments.

The moderate decrease in the profit from financing operations was affected by the inclusion of interest on problematic debts in the amount of NIS 6.8 million in the profit from financing operations, compared with NIS 0.2 million in the first quarter of 2004. Net of this component the data show a more significant decrease in the profit from financing operations, which corresponds with the decrease in the volume of financing operations.

The Bank's policy to reduce its operations and the continuing decrease in the volume of credit will cause the profit from financing operations to continue to decrease.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):


                                                                      MARCH 31      MARCH 31    DECEMBER 31
                                                                        2005         2004          2004
                                                                      -------       -------       -------
Non-income bearing                                                      339.2         510.5         400.2
Restructured (2)                                                        111.5          72.8         108.3
Designated for restructuring (3)                                         16.9          44.5          24.3
Temporarily in arrears                                                  115.7         124.3         117.9
Under special supervision*                                              336.3         484.1         353.8
                                                                      -------       -------       -------

Total balance sheet credit to problematic borrowers (1)                 919.6       1,236.2       1,004.5

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                   117.2         183.1         121.6
Debentures of problematic borrowers                                         -           0.1             -
                                                                      -------       -------       -------

Overall credit risk in respect of problematic borrowers (1) (4)       1,036.8       1,419.4       1,126.1
                                                                      =======       =======       =======


* Includes an amount of NIS 103.9 million in respect of debts for which there is a specific allowance (as of March 31, 2004 - NIS 151.4 million and as of December 31, 2004 - NIS 116.1 million).

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1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented Management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates a decrease in the volume of debts that are classified as non-income bearing. Nonetheless, the proportion of problematic debts to total debts continues to be high in comparison with the total credit of the bank. Since the credit balance is in the process of being significantly reduced, the proportion of problematic debts to total credit keeps rising. The high amount of the non-income bearing debt will have a negative effect on the Bank's results of operations in the future since the interest revenue in respect of these debts will not be included in financing income, as long as the debts continue to be classified as non-income bearing.

ALLOWANCE FOR DOUBTFUL DEBTS - In the first quarter of 2005 the allowance amounted to NIS 5.1 million, compared with NIS 18.1 million in the first quarter of 2004. The specific allowance for doubtful debts amounted to NIS 8.6 million, compared with NIS 19.0 million in the first quarter of 2004. The supplementary allowance for doubtful debts decreased by NIS 3.5 million, mainly as a result of the decrease in the volume of problematic debts in general and in the volume of non-income bearing debts in particular. In addition, the aforementioned decrease was affected by the Supervisor of Banks' approval to cancel a supplementary allowance of NIS 0.9 million, that had been recorded in the past in respect of the debt of a customer which according to the instruction of the Supervisor of Banks was classified to the securities item. During the process of collecting and restructuring debts of problematic borrowers, the Bank sometimes writes-off debts for which an allowance for doubtful debts had been made. These write-offs do not affect the operating results of the Bank. In the first quarter of 2005 such write-offs amounted to NIS 22.4 million compared with NIS 49.1 million in the corresponding quarter of 2004.

OPERATING AND OTHER INCOME - This income amounted to NIS 3.7 million in the first quarter of 2005, compared with NIS 11.5 million in the corresponding period of 2004. The decrease in income is mainly due to the decrease in gains from the investment in shares. These gains amounted to NIS 2.3 million in the first quarter of 2005 compared with NIS 9.0 million in the first quarter of 2004. There was also a decrease in income from operating commissions, which is due to a decline in transactions executed by the customers through the Bank. In the first three months of 2005 the income from operating commissions amounted to NIS 0.3 million, compared with NIS 0.9 million in the corresponding period of 2004. The other operating income amounted to NIS 1.1 million, compared with NIS
1.6 million in the corresponding quarter of 2004.

OPERATING AND OTHER EXPENSES - In the first three months of 2005 these expenses amounted to NIS 14.8 million, compared with NIS 12.8 million in the first quarter of 2004. The increase is due to the expanding of the definition of salary for purposes of payroll tax in the legislation amendments that were approved in the framework of the economic policy for 2005. The overall effect of the aforementioned change amounted to an increase in operating expenses by NIS
4.0 million. Net of this change the data indicates a decrease of 16% in operating expenses.

Payroll expenses amounted to NIS 6.1 million, compared with NIS 6.4 million during the first quarter of 2004, a reduction of 5%. The reduction in payroll expenses is a result of the reduction in manpower according to the "Run-Off" plan and the complementary efficiency plan.

In the first quarter of 2005 the payroll tax expense amounted to NIS 0.9 million (of which NIS 0.3 million derives from the legislation amendment) compared with NIS 0.8 million in the corresponding quarter of 2004. An additional factor that affected the payroll expenses is the canceling of part of the salary cutbacks that were made in 2002 and were in effect until the end of 2004. In the last quarter of 2004, the Bank cancelled the payroll tax expenses recorded for 2004 against the recording of payroll tax receivable because of the losses for the purpose of profit tax in that year.

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An expense in the amount of NIS 3.7 million was recorded in expenses in respect of the retirement of employees item and it is entirely due to payroll tax following the aforementioned legislation amendment.

Maintenance and depreciation expenses amounted to NIS 1.1 million, compared with NIS 1.6 million in the first quarter of 2004.

The other operating expenses amounted to NIS 3.9 million, compared with NIS 4.8 million in the first quarter of 2004. There was a significant decrease in most of the other operating expense items as a result of the complementary efficiency plan.

INCOME FROM OTHER ITEMS - Beginning from the third quarter of 2002 the financial statements of the Bank do not include any special income from the Israeli Treasury because the Israeli Treasury stopped paying the interest to the Bank on the perpetual deposits.

See Note 7 of the condensed financial statements regarding the cessation of dividend distribution and the interest on the perpetual deposits with the Israeli Treasury.


BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - Amounted to NIS 8,945 million as at March 31, 2005, compared with NIS 9,078 million as at December 31, 2004.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - Amounted to NIS 510 million as at March 31, 2005, compared with NIS 508 million as at December 31, 2004.

TOTAL CREDIT TO THE PUBLIC - Amounted to NIS 7,846 million as at March 31, 2005, compared with NIS 7,993 million as at December 31, 2004. The credit data above include credit guaranteed by the State that was granted out of a deposit of the State with the Bank, the balance of which amounted to NIS 6,221 million as at March 31, 2005 compared with NIS 6,167 million as at December 31, 2004. The increase in the aforementioned credit is due to the increase in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 1,625 million as at March 31, 2005 compared with NIS 1,826 million as at December 31, 2004. This decrease reflects the policy implemented by the Bank to reduce its credit portfolio and continues the decrease in credit in 2003 and 2004.

DEPOSITS OF THE PUBLIC - Amounted to NIS 345 million as at March 31, 2005, compared with NIS 405 million as at December 31, 2004. These deposits are comprised of non-linked deposits in the amount of NIS 184 million, compared with NIS 198 million as at December 31, 2004, of CPI-linked deposits in the amount of NIS 138 million, compared with NIS 149 million as at December 31, 2004, and of foreign currency denominated or linked deposits in the amount of NIS 23 million, compared with NIS 58 million at December 31, 2004.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits amounted to NIS 6,698 million as at March 31, 2005, compared with NIS 6,655 million as at December 31, 2004. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,335 million as at March 31, 2005, compared with NIS 6,282 million as at December 31, 2004. The increase in the foreign currency Government deposits is due to the increase in the exchange rate of the dollar.

Another component of these deposits are the CPI-linked deposits that were received as part of the kibbutzim debts arrangement and served as the source for rescheduling these debts. The balance of the Government's CPI-linked deposits amounted to NIS 363 million as at March 31, 2005, compared with NIS 373 million as at December 31, 2004.

DEPOSITS FROM BANKS - The balance of these deposits amounted to NIS 1,308 million as at March 31, 2005, compared with NIS 1,428 million as at December 31, 2004. Of the total amount of the bank deposits, an amount of NIS 1,287 million derives from the special credit line the Bank of Israel granted to the Bank (of which NIS 1,275 million is the balance of the credit principal and NIS 12 million is accrued interest that has not yet been charged), compared with NIS 1,404 million as at December 31, 2004.

Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 19 million which is a long-term deposit of a foreign bank that was deposited with the Bank in the 1990s. This deposit was deposited by the Bank with the Israeli Treasury and has the same repayment dates as the aforementioned deposit.


ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial broker involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage base risks and interest risks within the exposure boundaries set by the Board of Directors.

A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee functions as the risk manager of the Bank.

With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the said set limitations. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked; foreign currency denominated and linked; and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the aforementioned management committee, which meets, as noted above, on a weekly basis.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely curtailed.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                         FOREIGN
                                                        CURRENCY
                         NON-LINKED      CPI-LINKED    DENOMINATED/  NON-MONETARY
                       SHEKEL SEGMENT    SEGMENT (*)      LINKED         ITEMS        TOTAL
                       --------------    -----------      ------         -----        -----
March 31, 2005             (388.6)         797.9           36.3          64.0         509.6
March 31, 2004             (474.8)         869.0           37.8          73.2         505.2
December 31, 2004          (435.8)         863.6           20.0          60.5         508.3

* Including a perpetual deposit with the Israeli Treasury (March 31, 2005 - NIS 804.1 million; March 31, 2004 - NIS 797.7 million; December 31, 2004 - NIS 806.5 million).


CRITICAL ACCOUNTING POLICY

The principal accounting policies which were applied in the Bank's financial statements are described in Note 1 of the annual financial statements.

The implementation of these accounting policies by the Bank's Board of Directors and Management when preparing the financial statements often involves making various evaluations and estimates which affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

Details relating to the accounting policies regarding critical issues are included in the Board of Directors' report for 2004 in the section relating to critical accounting policy.


DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

The disclosure regarding the Bank's internal auditor is as described in the report of the Board of Directors for 2004 and no changes have occurred in it.


ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at March 31, 2005 was 59, compared with 170 as at January 1, 2002 and 62 as at December 31, 2004.

In the first quarter of 2005 the tenure of the Bank's GM and his deputy was extended by one additional year until July 29, 2006, which according to the Government's decision is the date for the conclusion of the Bank's Run-Off plan.

In the first quarter of 2005, the Board of Directors held 3 plenum meetings while its subcommittees held 13 meetings.


---------------------
DR. RAANAN COHEN
Chairman of the Board


Tel-Aviv, May 29, 2005

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS


                                                                         THREE MONTHS ENDED MARCH 31
                                                               -------------------------------------------------
                                                                                      2005
                                                               -------------------------------------------------
                                                                                     RATE OF INCOME  RATE OF INCOME
                                                                                       (EXPENSES)     (EXPENSES)
                                                                           FINANCING  NOT INCLUDING    INCLUDING
                                                              AVERAGE       INCOME    THE EFFECT OF  THE EFFECT OF
                                                             BALANCE (2)  (EXPENSES)   DERIVATIVES    DERIVATIVES
                                                               -------       -----        -----        --------
                                                                  NIS MILLIONS              %              %
                                                               -------------------        -----        --------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                                       710.0        12.0         6.93
Effect of derivatives ALM (3)                                    384.4         3.8
                                                               -------       -----
Total assets                                                   1,094.4        15.8                         5.90
                                                               -------       -----
Liabilities                                                    1,510.2       (13.4)       (3.60)          (3.60)
                                                               -------       -----        -----        --------
Interest margin                                                                            3.33            2.30
                                                                                          -----        --------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                           746.9         7.5         4.08            4.08
                                                               -------       -----
Liabilities                                                      517.3        (2.5)       (1.95)
Effect of derivatives ALM (3)                                    147.7        (0.7)
                                                               -------       -----
Total liabilities                                                665.0        (3.2)                       (1.94)
                                                               -------       -----        -----        --------
Interest margin                                                                            2.13            2.14
                                                                                          -----        --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                         6,737.6       191.0        11.83
Effect of derivatives ALM (3)                                    108.5         2.2
                                                               -------       -----
Total assets                                                   6,846.1       193.2                        11.78
                                                               -------       -----
Liabilities                                                    6,430.7      (189.1)      (12.29)
Effect of derivatives ALM (3)                                    345.2        (1.3)
                                                               -------       -----
Total liabilities                                              6,775.9      (190.4)                      (11.72)
                                                               -------       -----        -----        --------
Interest margin                                                                           (0.46)           0.06
                                                                                          -----        --------

TOTAL
Monetary assets generating financing income                    8,194.5       210.5        10.68
Effect of derivatives ALM (3)                                    492.9         6.0
                                                               -------       -----
Total monetary assets generating financing income              8,687.4       216.5                        10.35
                                                               -------       -----
Monetary liabilities generating financing expenses             8,458.2      (205.0)      (10.05)
Effect of derivatives ALM (3)                                    492.9        (2.0)
                                                               -------       -----
Total monetary liabilities generating financing expenses       8,951.1      (207.0)                       (9.58)
                                                               -------       -----        -----        --------
Interest margin                                                                            0.63            0.77
                                                                                          -----        --------



                                                                         THREE MONTHS ENDED MARCH 31
                                                               -------------------------------------------------
                                                                                      2004
                                                               -------------------------------------------------
                                                                                     RATE OF INCOME  RATE OF INCOME
                                                                                       (EXPENSES)     (EXPENSES)
                                                                           FINANCING  NOT INCLUDING    INCLUDING
                                                              AVERAGE       INCOME    THE EFFECT OF  THE EFFECT OF
                                                             BALANCE (2)  (EXPENSES)   DERIVATIVES    DERIVATIVES
                                                               -------       -----        -----        --------
                                                                  NIS MILLIONS              %              %
                                                               -------------------        -----        --------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                                      1,089.2        23.0         8.72
Effect of derivatives ALM (3)                                     663.9         6.4
                                                               --------       -----
Total assets                                                    1,753.1        29.4                       6.88
                                                               --------       -----
Liabilities                                                     2,201.1       (25.4)       (4.69)        (4.69)
                                                               --------       -----        -----        ------
Interest margin                                                                             4.03          2.19
                                                                                           -----        ------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                          1,075.1        12.5         4.75          4.75
                                                               --------       -----
Liabilities                                                       674.6        (4.3)       (2.59)
Effect of derivatives ALM (3)                                     241.5        (2.1)
                                                               --------       -----
Total liabilities                                                 916.1        (6.4)                     (2.83)
                                                               --------       -----        -----        ------
Interest margin                                                                             2.16          1.92
                                                                                           -----        ------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                          7,324.6       367.9        21.66
Effect of derivatives ALM (3)                                     158.1         7.4
                                                               --------       -----
Total assets                                                    7,482.7       375.3                      21.62
                                                               --------       -----
Liabilities                                                     6,806.7      (348.0)      (22.08)
Effect of derivatives ALM (3)                                     580.5       (20.7)
                                                               --------       -----
Total liabilities                                               7,387.2      (368.7)                    (21.51)
                                                               --------       -----        -----        ------
Interest margin                                                                            (0.42)         0.11
                                                                                           -----        ------

TOTAL
Monetary assets generating financing income                     9,488.9       403.4        18.12
Effect of derivatives ALM (3)                                     822.0        13.8
                                                               --------       -----
Total monetary assets generating financing income              10,310.9       417.2                      17.20
                                                               --------       -----
Monetary liabilities generating financing expenses              9,682.4      (377.7)      (16.54)
Effect of derivatives ALM (3)                                     822.0       (22.8)
                                                               --------       -----
Total monetary liabilities generating financing expenses       10,504.4       (400.5)                   (16.15)
                                                               --------       -----        -----        ------
Interest margin                                                                             1.58          1.05
                                                                                           -----        ------

SEE PAGE 15 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
REPORTED AMOUNTS

                                                                   THREE MONTHS ENDED MARCH 31
                                                     --------------------------------------------------------
                                                                               2005
                                                     --------------------------------------------------------
                                                                              RATE OF INCOME     RATE OF INCOME
                                                                                (EXPENSES)         (EXPENSES)
                                                                  FINANCING  NOT INCLUDING THE     INCLUDING
                                                       AVERAGE     INCOME        EFFECT OF       THE EFFECT OF
                                                     BALANCE (2)  (EXPENSES)    DERIVATIVES       DERIVATIVES
                                                     -----------  ----------    -----------       -----------
                                                           NIS MILLIONS             %                  %
                                                     -----------------------    -----------       -----------
In respect of options                                               (0.4)
Financing commissions and other                                     10.4
 financing income
Other financing expenses                                            (3.0)
                                                                    ----
Profit from financing operations before
 allowance for doubtful debts                                       16.5
Allowance for doubtful debts (including general
 and supplementary allowance)                                       (5.1)
                                                                    ----
Profit (loss) from financing operations after
 allowance for doubtful debts                                       11.4
                                                                    ====
Other monetary assets                                   850.1
General and supplementary allowance for
 doubtful debts                                         (69.6)
Non-monetary assets                                      63.6
                                                      -------
Total assets                                          9,038.6
                                                      =======

Other monetary liabilities                               68.5
Non-monetary liabilities                                  2.6
Capital resources                                       509.3
                                                      -------

Total liabilities and capital resources               9,038.6
                                                      =======



                                                                   THREE MONTHS ENDED MARCH 31
                                                     --------------------------------------------------------
                                                                               2004
                                                     --------------------------------------------------------
                                                                              RATE OF INCOME     RATE OF INCOME
                                                                                (EXPENSES)         (EXPENSES)
                                                                  FINANCING  NOT INCLUDING THE     INCLUDING
                                                       AVERAGE     INCOME        EFFECT OF       THE EFFECT OF
                                                     BALANCE (2)  (EXPENSES)    DERIVATIVES       DERIVATIVES
                                                     -----------  ----------    -----------       -----------
                                                           NIS MILLIONS             %                  %
                                                     -----------------------    -----------       -----------
In respect of options                                                 (0.4)
Financing commissions and other                                        4.6
 financing income
Other financing expenses                                              (3.3)
                                                                     -----
Profit from financing operations before
 allowance for doubtful debts                                         17.6
Allowance for doubtful debts (including general
 and supplementary allowance)                                        (18.1)
                                                                     -----
Profit (loss) from financing operations after
 allowance for doubtful debts                                         (0.5)
                                                                     =====
Other monetary assets                                    820.4
General and supplementary allowance for
 doubtful debts                                          (78.5)
Non-monetary assets                                       80.8
                                                      --------
Total assets                                          10,311.6
                                                      ========

Other monetary liabilities                               114.9
Non-monetary liabilities                                   1.9
Capital resources                                        512.4
                                                      --------

Total liabilities and capital resources               10,311.6
                                                      ========


SEE PAGE 15 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
IN TERMS OF US DOLLARS




                                                             THREE MONTHS ENDED MARCH 31
                                               ----------------------------------------------------
                                                                        2005
                                               ----------------------------------------------------
                                                                       RATE OF INCOME RATE OF INCOME
                                                                          (EXPENSES)    (EXPENSES)
                                                            FINANCING   NOT INCLUDING   INCLUDING
                                                 AVERAGE     INCOME     THE EFFECT OF  THE EFFECT OF
                                               BALANCE (2)  (EXPENSES)   DERIVATIVES    DERIVATIVES
                                               -----------  ----------   -----------    -----------
                                                     NIS MILLIONS             %              %
                                               -----------------------   -----------    -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                           1,549.1       44.1         11.88
Effect of derivatives ALM (3)                       25.0          -
                                                 -------       ----
Total assets                                     1,574.1       44.1                       11.69
                                                 -------       ----
Liabilities                                      1,478.5      (43.3)       (12.24)
Effect of derivatives ALM (3)                       79.4          -
                                                 -------       ----
Total liabilities                                1,557.9      (43.3)                     (11.59)
                                                 -------       ----        ------        ------
Interest margin                                                             (0.36)         0.10
                                                                           ------        ------

                                                             THREE MONTHS ENDED MARCH 31
                                               ----------------------------------------------------
                                                                        2004
                                               ----------------------------------------------------
                                                                       RATE OF INCOME RATE OF INCOME
                                                                          (EXPENSES)    (EXPENSES)
                                                            FINANCING   NOT INCLUDING   INCLUDING
                                                 AVERAGE     INCOME     THE EFFECT OF  THE EFFECT OF
                                               BALANCE (2)  (EXPENSES)   DERIVATIVES    DERIVATIVES
                                               -----------  ----------   -----------    -----------
                                                     NIS MILLIONS             %              %
                                               -----------------------   -----------    -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                           1,646.4       29.2         7.28
Effect of derivatives ALM (3)                       35.5        0.1
                                                 -------       ----
Total assets                                     1,681.9       29.3                         7.14
                                                 -------       ----
Liabilities                                      1,530.0      (26.6)       (7.14)
Effect of derivatives ALM (3)                      130.5       (0.3)
                                                 -------       ----
Total liabilities                                1,660.5      (26.9)                       (6.64)
                                                 -------       ----        -----           -----
Interest margin                                                             0.14            0.50
                                                                           -----           -----


FOOTNOTES:

(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowances for doubtful debts.

(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

[KPMG LOGO]

            Somekh Chaikin

            Mail address     Office address            Telephone  972 3 684 8000
            PO Box 609       KPMG Millennium Tower     Fax  972 3 684 8444
            Tel-Aviv 61006   17 Ha'arba'a Street
            Israel           Tel Aviv 61070
                             Israel


The Board of Directors
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Dear Sirs,

RE: REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005

At your request, we reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited as at March 31, 2005 and the condensed interim statement of income, and condensed interim statement of shareholders' equity for the three-month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.

We would call attention to the following:

A. Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special credit line that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and the decision of the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) regarding approval of the "Run-Off" plan (hereinafter - the Government decision adopting the "Run-Off" plan), all as detailed in the said note.

     The Bank's ability to continue to operate as a going concern depends upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan. In the event that the supervised sale of the Bank's credit assets is completed, the Bank will cease operating as a banking corporation under its present format.

B. Note 6 of the condensed interim financial statements regarding the minimum capital ratio of the Bank as at March 31, 2005, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C. Note 8 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking corporation in its present format.


Somekh Chaikin
Certified Public Accountants (Isr.)


May 29, 2005

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------
REPORTED AMOUNTS

                                                             MARCH 31               DECEMBER 31
                                                     ------------------------
                                                       2005            2004             2004
                                                     --------        --------         --------
                                                   (UNAUDITED)     (UNAUDITED)       (AUDITED)
                                                     --------        --------         --------
                                                   NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                     --------        --------         --------
ASSETS

Cash and deposits with banks                            135.3           110.5            117.9

Securities                                               66.1            79.7             60.0

Credit to the public                                  7,846.1         9,117.5          7,993.4

Credit to governments                                    66.4            98.3             72.7

Fixed assets                                              1.6             3.8              1.9

Other assets                                             25.0            24.8             26.0

Perpetual deposits with the Israeli Treasury            804.1           797.7            806.5
                                                     --------        --------         --------

Total assets                                          8,944.6        10,232.3          9,078.4
                                                     ========        ========         ========

---------------------            ---------------                -----------
   DR. RAANAN COHEN                URI GALILI                   RIMON SHMAYA
Chairman of the Board            General Manager                 Comptroller


May 29, 2005

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------
REPORTED AMOUNTS


                                                           MARCH 31                DECEMBER 31
                                                   ------------------------
                                                     2005            2004             2004
                                                   --------        --------         --------
                                                  (UNAUDITED)    (UNAUDITED)       (AUDITED)
                                                   --------        --------         --------
                                                 NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                   --------        --------         --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                344.5           571.8            405.3

Deposits of banks                                   1,306.4         1,933.0          1,428.0

Deposits of the Government                          6,698.5         7,120.8          6,654.6

Perpetual deposit                                       0.1             0.1              0.1

Capital notes                                          25.9            29.7             25.3

Other liabilities                                      59.6            71.7             56.8
                                                   --------        --------         --------

Total liabilities                                   8,435.0         9,727.1          8,570.1
                                                   --------        --------         --------

Non-participating shares                              312.9           324.9            309.1

Shareholders' equity                                  196.7           180.3            199.2
                                                   --------        --------         --------

Total liabilities and shareholders' equity          8,944.6        10,232.3          9,078.4
                                                   ========        ========         ========


The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
REPORTED AMOUNTS

                                                                                          YEAR ENDED
                                                            THREE MONTHS ENDED MARCH 31   DECEMBER 31
                                                               -------------------
                                                               2005          2004            2004
                                                               -----         -----          -----
                                                            (UNAUDITED)   (UNAUDITED)     (AUDITED)
                                                               -----         -----          -----
                                                           NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                               -----         -----          -----
Profit from financing operations before
 allowance for doubtful debts                                   16.5          17.6           66.2
Allowance for doubtful debts                                     5.1          18.1           70.2
                                                               -----         -----          -----

Profit (loss) from financing operations after
 allowance for doubtful debts                                   11.4          (0.5)          (4.0)
                                                               -----         -----          -----

OPERATING AND OTHER INCOME
Operating commissions                                            0.3           0.9            4.1
Gains from investments in shares                                 2.3           9.0           41.5
Other income                                                     1.1           1.6            4.6
                                                               -----         -----          -----
Total operating and other income                                 3.7          11.5           50.2
                                                               -----         -----          -----

OPERATING AND OTHER EXPENSES
Salaries and related expenses                                    6.1           6.4           19.7
Expenses (income) in respect of employee
 retirement                                                      3.7             -           (0.8)
Maintenance and depreciation of premises
 and equipment                                                   1.1           1.6            5.7
Other expenses                                                   3.9           4.8           20.4
                                                               -----         -----          -----
Total operating and other expenses                              14.8          12.8           45.0
                                                               -----         -----          -----
Operating profit (loss) before
 taxes on income                                                 0.3          (1.8)           1.2
Tax provision on operating profit                                  -             -              -
                                                               -----         -----          -----

Operating profit (loss) after taxes on income                    0.3          (1.8)           1.2
                                                               -----         -----          -----

OTHER ITEMS
Capital gain, net                                                  -             -            0.2
                                                               -----         -----          -----
Total income from other items                                      -             -            0.2
                                                               -----         -----          -----

NET EARNINGS (LOSS) FOR THE PERIOD                               0.3          (1.8)           1.4
                                                               =====         =====          =====

NET EARNINGS (LOSS) IN NIS PER AN AMOUNT EQUAL TO US$1
 OF THE PAR VALUE OF -
"C", "CC" and "CC1" preference shares                           0.01         (0.03)          0.02
"A" ordinary shares                                             0.01         (0.03)          0.02
Preferred ordinary shares                                       0.01         (0.03)          0.02



The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
REPORTED AMOUNTS



                                                                THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)
                                            -----------------------------------------------------------------------------------
                                                                                          ADJUSTMENTS
                                                                                              FROM
                                                          ACCUMULATED     ACCUMULATED   PRESENTATION OF
                                                         DIFFERENCE ON   DIFFERENCE ON   AVAILABLE-FOR-
                                         SHARE CAPITAL   TRANSLATION OF   TRANSLATION         SALE                        TOTAL
                                         AND PREMIUM     DOLLAR LINKED   OF CPI LINKED     SECURITIES   ACCUMULATED   SHAREHOLDERS'
                                           ON SHARES        DEPOSIT        DEPOSIT       AT FAIR VALUE     LOSS          EQUITY
                                            -------         -------        -------           -------     -------        -------
                                                                                NIS MILLIONS
                                            -----------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
 OF THE PERIOD (AUDITED)                    1,199.4          (697.5)         202.5              0.3      (505.5)         199.2
Net earnings for the period                       -               -              -                -         0.3            0.3
Adjustments from
 presentation of
available-for-sale
 securities at fair value                         -               -              -              3.4           -            3.4
Translation differences
 relating to a perpetual deposit                  -               -           (6.2)               -           -           (6.2)
                                            -------         -------        -------          -------     -------        -------
BALANCE AS AT THE END OF THE PERIOD         1,199.4          (697.5)         196.3              3.7      (505.2)         196.7
                                            =======         =======        =======          =======     =======        =======



                                                                THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)
                                            -----------------------------------------------------------------------------------
                                                                                          ADJUSTMENTS
                                                                                              FROM
                                                          ACCUMULATED     ACCUMULATED   PRESENTATION OF
                                                         DIFFERENCE ON   DIFFERENCE ON   AVAILABLE-FOR-
                                         SHARE CAPITAL   TRANSLATION OF   TRANSLATION         SALE                        TOTAL
                                         AND PREMIUM     DOLLAR LINKED   OF CPI LINKED     SECURITIES   ACCUMULATED   SHAREHOLDERS'
                                           ON SHARES        DEPOSIT        DEPOSIT       AT FAIR VALUE     LOSS          EQUITY
                                            -------         -------        -------           -------     -------        -------
                                                                                NIS MILLIONS
                                            -----------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
 OF THE PERIOD (AUDITED)                    1,199.4          (697.5)         190.2           10.4        (506.9)         195.6
Net loss for the period                           -               -              -              -          (1.8)          (1.8)
Adjustments from
 presentation of
available-for-sale
 securities at fair value                         -               -              -           (1.2)            -           (1.2)
Translation differences
 relating to a perpetual deposit                  -               -          (12.3)             -             -          (12.3)
                                            -------         -------        -------        -------       -------        -------
BALANCE AS AT THE END OF THE PERIOD         1,199.4          (697.5)         177.9            9.2        (508.7)         180.3
                                            =======         =======        =======        =======       =======        =======

                                                                THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)
                                            -----------------------------------------------------------------------------------
                                                                                          ADJUSTMENTS
                                                                                              FROM
                                                          ACCUMULATED     ACCUMULATED   PRESENTATION OF
                                                         DIFFERENCE ON   DIFFERENCE ON   AVAILABLE-FOR-
                                         SHARE CAPITAL   TRANSLATION OF   TRANSLATION         SALE                        TOTAL
                                         AND PREMIUM     DOLLAR LINKED   OF CPI LINKED     SECURITIES   ACCUMULATED   SHAREHOLDERS'
                                           ON SHARES        DEPOSIT        DEPOSIT       AT FAIR VALUE     LOSS          EQUITY
                                            -------         -------        -------           -------     -------        -------
                                                                                NIS MILLIONS
                                            -----------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
 OF THE YEAR                              1,199.4          (697.5)         190.2          10.4        (506.9)         195.6
Net earnings for the year                       -               -              -             -           1.4            1.4
Adjustments from
 presentation of
available-for-
 sale securities at fair value                  -               -              -         (10.1)            -          (10.1)
Translation differences
 relating to a perpetual deposit                -               -           12.3             -             -           12.3
                                          -------         -------        -------       -------       -------        -------
Balance as at the end of the year         1,199.4          (697.5)         202.5           0.3        (505.5)         199.2
                                          =======         =======        =======       =======       =======        =======


The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE GOVERNMENT DECISION PERTAINING TO THE ADOPTION OF THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for a special credit line.

     THE GOVERNMENT DECISION REGARDING ADOPTION OF THE RUN-OFF PLAN

     On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) decided to approve the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

     o The assets of the Bank are to be sold in a supervised process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The Government has noted before it the announcement of the Governor regarding his agreement to continue to place a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

     o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

     o If after 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

     o The Government has noted before it the announcement of the Bank of Israel that it will consider limiting the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the assets and liabilities portfolio of the Bank, on an "all or nothing" basis, or by other sale methods, along with implementation of the plan.

It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all depositors, and for the purpose of selling the assets of the Bank within 36 months in a supervised process.

The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE GOVERNMENT DECISION PERTAINING TO THE ADOPTION OF THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     The terms of the special line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

     The principal terms (as arise from combining all the aforementioned letters) are as follows:

     o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

     o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

     o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the special credit line and selling its credit portfolio, subject to its meeting the credit line decline forecast.

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the "Bank of Israel interest rate", providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel interest rate" plus 3%.

     o The Bank will be required to pay a commission at the annual rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

     o Total credit to the public will not exceed its balance as at July 31, 2003 and it will have a downward trend. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

     o Limitations were set on the Bank's volume of activity with respect to the deposit and receipt of deposits.

     o The granting of the special credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002). See Note 16A of the financial statements for December 31, 2004.

With respect to certain of the aforementioned matters relating to the Bank's activities, the approval that was provided to the Bank by the Supervisor of Banks is in effect until July 31, 2005.

The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of March 31, 2005 was NIS 1,275 million (compared to NIS 1,389 million as of December 31, 2004).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE GOVERNMENT DECISION PERTAINING TO THE ADOPTION OF THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and concentrates its activities on collection of the existing credit.

     As part of the implementation of its plans, the Bank has reduced and/or completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     The ability of the Bank to honor its obligations is contingent upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.



NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2004 except for the changes detailed in Note 3 below. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2004 and for the year then ended, together with their accompanying notes.

     In the first quarter of 2005 the last published Consumer Price Index decreased by (0.3%) compared with a decrease of (0.2%) in the corresponding quarter of 2004 and an increase of 0.9% in all of 2004. In the first quarter of 2005 the exchange rate of the dollar increased by 1.2% compared with an increase of 3.4% in the first quarter of 2004 and a decrease of (1.6%) in all of 2004.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 3 - INITIAL IMPLEMENTATION OF ACCOUNTING STANDARDS

     In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income" (hereinafter - the Standard). The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. With respect to certain matters relating to the accounting treatment of taxes on income, including the matter of recognizing a deferred tax asset in respect of carryforward losses and temporary differences, directives of the Supervisor of Banks contain additional restrictions. The effect on the financial statements of adopting the Standard is immaterial.



NOTE 4 - CHANGE IN DEFINITION OF SALARY IN THE VAT LAW

     In March 2005 the 2005 Economic Policy Law (Legislation Amendments) - 2004 was approved according to which the definition of salary in the VAT Law was amended so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance-pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005.

     This amendment to the law has an effect on the payment of payroll tax on the payments of the Bank to its employees, and accordingly causes an increase in payroll expenses. In the first quarter of 2005 the Bank recorded a provision in the amount of NIS 4.0 million in respect of this amendment to the law. Of the aforementioned amount, NIS 3.7 million is in respect of the early retirement agreement that was signed with the employees.



NOTE 5 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE

     Further to that stated in Note 1G of the Bank's financial statements as at December 31, 2004, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include an additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of segment indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned additional allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - CAPITAL ADEQUACY

     On March 31, 2005, the Bank's ratio of capital to risk assets was negative at the rate of (0.02%), compared with the 9% minimum stipulated in Proper Banking Procedures and 0.64% as at December 31, 2004.



NOTE 7 - CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares was deposited by the Bank with the Ministry of Finance in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preferred D and DD shares (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss and in 2004 with earnings. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at this time, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 7 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

     o The prohibition on distribution of dividends according to the directives of Proper Banking Procedures, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

     o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General, and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which also the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver's fund. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares another several times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend at this time.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 7 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 105.1 million as at March 31, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The total accrued amount of NIS 105.1 million is comprised as follows: NIS
     64.5 million is in respect of non-participating shares (D and DD) and NIS
     40.6 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.8 million is in respect of the first quarter of 2005 and is comprised as follows: NIS 2.9 million in respect of participating C, CC and CC1 shares and NIS 5.9 million in respect of non-participating D and DD shares.

     On September 28, 2004 various financial bodies that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial bodies, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial bodies the Court ordered that the hearing on the two originating motions be consolidated. See Note 8(3) hereunder.



NOTE 8 - LEGAL CLAIMS

     Legal claims, including a request to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the chances of the claims, including the request to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal claims against the Bank in which the amounts claimed are material:

     1) In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 8 - LEGAL CLAIMS (CONT'D)

          The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. In light of the talks which took place between the Bank and the representatives of the insurers, the Bank has reason to believe that the insurers have certain reservations (unacceptable to the Bank) with respect to the insurance coverage. The defendants filed a request to have the suit summarily dismissed on the grounds that the plaintiff should have filed a request for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a request for the approval of the claim as a derivative claim. Such a request was submitted on December 7, 2003. On May 26, 2005 a hearing was held on the request but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the request has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is only for expenses (including court fees, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2) In October 2002, a class action suit was filed against the Bank, against the State of Israel (as the controlling shareholder in the Bank), and against 17 former and current senior officers of the Bank (two of whom were later struck out from the action), together with a petition to have the suit approved as a class action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. In light of the talks which took place between the Bank and the representatives of the insurers carrying the directors and senior officers liability policy, the Bank has reason to believe that the insurers have certain reservations (unacceptable to the Bank) with respect to the insurance coverage. The Bank handed over the care of the suit and the petition to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the petition to have the suit approved as a class action. On May 17, 2005 the Court accepted the request of the plaintiff and ordered the disclosure of a number of documents by the Bank. The petitioner and the Bank agreed to enter into mediation proceedings with the Bank reserving its right to appeal the aforementioned ruling regarding the disclosure of documents.

     3) In September 2004, various financial bodies that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank handed over the care of the originating motion to attorneys acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 8 - LEGAL CLAIMS (CONT'D)


          Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial bodies, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial bodies the Court ordered that the hearing on the two originating motions be consolidated. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure following the originating motion that was filed against it, based on the assumption that if the Court accepts the request of the aforementioned financial bodies and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4) In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of Finance Commissioner of Wages with respect to the non-approval of these payments. Alternatively the aforementioned plaintiffs request the salary raises they claim to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf.

     5) In March 2004 three companies that are customers of the Bank filed a claim for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's GM and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings (against one of which a ruling was handed down in favor of the Bank and became final in 2005), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     6) In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2005 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 8 - LEGAL CLAIMS (CONT'D)

     7) In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the 1990s claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage. Nevertheless, the attorneys of the insurer carrying the Bank's banking policy have notified the Bank that following an initial examination it is possible that the claim or part of it are not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf. On January 31, 2005 the Court denied the request of the plaintiffs to be exempted from court fees and ruled that if the fees are not paid by March 1, 2005 the claim would be dismissed. Since the fees were not paid the claim was dismissed. The plaintiffs filed an appeal on the denial of their request for exemption from court fees.

     8) In August 2000 a suit was filed against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

     9) In December 1999 the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage of the proceedings, which makes it difficult to evaluate the chances of the proceeding. Notwithstanding this fact, Management of the Bank believes, on the basis of its legal counsel's opinion, that the Bank will not suffer any monetary damages in respect of the said notice.

     The exposure of the Bank in respect of pending claims which in the opinion of Management of the Bank, which is based on legal opinions, the chances of the risk involved in them becoming real is not remote, and for which no provision was made, amounts to NIS 32 million.

                               The Industrial Development Bank of Israel Limited

ANNEX A - PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                      FOR THE THREE MONTHS ENDED
                                                               MARCH 31
                                                            --------------
                                                             2005     2004
                                                            -----    -----
                                                              (UNAUDITED)
                                                            --------------
                                                             NIS MILLIONS
                                                            --------------
A     IN RESPECT OF ASSETS
      From credit to the public                             209.7    398.8
      From credit to governments                             (0.5)     3.0
      From deposits with banks                                1.2      1.5
      From debentures                                         0.1      0.1
                                                            -----    -----

                                                            210.5    403.4
                                                            -----    -----

B     IN RESPECT OF LIABILITIES
      On deposits of the public                              (4.0)    (9.1)
      On deposits of the Government                        (190.4)  (343.5)
      On deposits of the Bank of Israel                     (11.6)   (22.0)
      On deposits of banks                                    1.0     (3.1)
                                                            -----    -----

                                                           (205.0)  (377.7)
                                                            -----    -----

C     IN RESPECT OF DERIVATIVE FINANCIAL INSTRUMENTS
      Income (expenses) net in respect of financial
      derivatives ALM (*)                                     3.6     (9.4)
                                                            -----    -----

D     OTHER
      Commission from financing transactions                  3.4      3.7
      Gains on sale of available-for-sale debentures, net       -      0.1
      Other financing income**                                7.0      0.8
      Other financing expenses                               (3.0)    (3.3)
                                                            -----    -----

                                                              7.4      1.3
                                                            -----    -----


Total profit from financing activities before
 allowance for doubtful debts                                16.5     17.6
                                                            =====    =====

Including - exchange rate differences, net                    0.8     32.1
                                                            =====    =====


* Derivative financial instrument which are part of the Bank's asset and liability management system and which were not designated for hedging purposes.

**   Including - income from collected interest on
     problematic debts                                        4.8      0.2
                                                            =====    =====

                               The Industrial Development Bank of Israel Limited

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                            FOR THE THREE MONTHS ENDED MARCH 31 2005 (UNAUDITED)
                                            ----------------------------------------------------
                                                     SPECIFIC    SUPPLEMENTARY
                                                    ALLOWANCE(*) ALLOWANCE(**) TOTAL
                                                    ------------ ------------- -----
                                                         NIS         NIS        NIS
                                                      MILLIONS    MILLIONS    MILLIONS
                                                      --------    --------    --------
BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
 PERIOD (AUDITED)                                       714.4        69.6      784.0
                                                        -----       -----      -----

Allowance provided during the period                     10.4         0.2       10.6
Reduction of allowance                                   (1.8)       (3.7)      (5.5)
                                                        -----       -----      -----
Amount charged to statement of income                     8.6        (3.5)       5.1
                                                        -----       -----      -----

Debts written off                                       (22.4)          -      (22.4)
                                                        -----       -----      -----

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD           700.6        66.1      766.7
                                                        =====       =====      =====

Including - balance of allowance not deducted from
 credit to public                                         2.0           -        2.0
                                                        -----       -----      -----



                                             FOR THE THREE MONTHS ENDED MARCH 31 2004 (UNAUDITED)
                                             ----------------------------------------------------
                                                      SPECIFIC   SUPPLEMENTARY
                                                    ALLOWANCE(*) ALLOWANCE(**) TOTAL
                                                    ------------ ------------- -----
                                                         NIS         NIS        NIS
                                                       MILLIONS    MILLIONS   MILLIONS
                                                       --------    --------   --------
BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
 PERIOD (AUDITED)                                       732.5        78.6      811.1
                                                        -----       -----      -----

Allowance provided during the period                     21.9         1.8       23.7
Reduction of allowance                                   (2.9)       (2.7)      (5.6)
                                                        -----       -----      -----
Amount charged to statement of income                    19.0        (0.9)      18.1
                                                        -----       -----      -----

Debts written off                                       (49.1)          -      (49.1)
                                                        -----       -----      -----

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD           702.4        77.7      780.1
                                                        =====       =====      =====

Including - balance of allowance not deducted from
 credit to public                                           -         0.9        0.9
                                                        -----       -----      -----


(*) Not including allowance for interest on non-income bearing credit. (**) Including the general allowance for doubtful debts.

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                   MARCH 31, 2005 (UNAUDITED)
                               ------------------------------------------------------------------
                                                     FOREIGN CURRENCY OR LINKED
                                 ISRAELI CURRENCY              THERETO
                               --------------------      ------------------
                                            LINKED TO      US        OTHER    NON-MONETARY
                               UNLINKED     THE CPI      DOLLAR    CURRENCIES    ITEMS     TOTAL
                               -------      -------      -------      -----      -----    -------
                                 NIS          NIS          NIS         NIS        NIS       NIS
                               MILLIONS     MILLIONS     MILLIONS    MILLIONS   MILLIONS  MILLIONS
                               -------      -------      -------      -----      -----    -------
ASSETS
Cash and deposits
 with banks                       53.3         20.9         57.5        3.6          -      135.3
Securities                         0.6          2.5            -          -       63.0       66.1
Credit to the public             640.1        643.0      6,457.5      105.5          -    7,846.1
Credit to governments                -         10.0         37.0       19.4          -       66.4
Fixed assets                         -            -            -          -        1.6        1.6
Other assets                      20.4            -          2.6          -        2.0       25.0
Perpetual deposits with
 the Israeli Treasury                -        804.1            -          -          -      804.1
                               -------      -------      -------      -----      -----    -------

Total assets                     714.4      1,480.5      6,554.6      128.5       66.6    8,944.6
                               -------      -------      -------      -----      -----    -------

LIABILITIES
Deposits of the public           183.8        137.9         19.1        3.7          -      344.5
Deposits of banks              1,287.0            -            -       19.4          -    1,306.4
Deposits of the Government           -        363.2      6,335.3          -          -    6,698.5
Perpetual deposit                  0.1            -            -          -          -        0.1
Capital notes                        -            -         25.9          -          -       25.9
Other liabilities                 16.8         38.4          1.7        0.1        2.6       59.6
                               -------      -------      -------      -----      -----    -------

Total liabilities              1,487.7        539.5      6,382.0       23.2        2.6    8,435.0
                               -------      -------      -------      -----      -----    -------

Difference                      (773.3)       941.0        172.6      105.3       64.0      509.6

Forward transactions, net        380.1       (143.2)      (129.7)    (107.2)         -          -

Out-of-the-money
 options, net (in terms of
 underlying asset)                 4.6            -         (4.6)         -          -          -
                               -------      -------      -------      -----      -----    -------

Total                           (388.6)       797.8         38.3       (1.9)      64.0      509.6
                               =======      =======      =======      =====      =====    =======

Out-of-the-money
 options, net (in terms of
 underlying asset)                15.0            -        (15.0)         -          -          -
                               =======      =======      =======      =====      =====    =======

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                 MARCH 31, 2004 (UNAUDITED)
                               --------------------------------------------------------------------
                                                      FOREIGN CURRENCY OR LINKED
                                 ISRAELI CURRENCY              THERETO
                               --------------------      ---------------------
                                            LINKED TO      US           OTHER  NON-MONETARY
                               UNLINKED     THE CPI      DOLLAR      CURRENCIES   ITEMS    TOTAL
                               -------      -------      -------      --------   -------- --------
                                 NIS          NIS          NIS           NIS       NIS       NIS
                               MILLIONS     MILLIONS     MILLIONS     MILLIONS   MILLIONS MILLIONS
                               -------      -------      -------      --------   -------- --------
ASSETS
Cash and deposits
 with banks                       24.1         27.0         51.1           8.3          -    110.5
Securities                         1.3         10.1            -             -       68.3     79.7
Credit to the public             984.3        949.0      7,030.4         153.8          -  9,117.5
Credit to governments                -         20.1         49.1          29.1          -     98.3
Fixed assets                         -            -            -             -        3.8      3.8
Other assets                      22.2            -            -             -        2.6     24.8
Perpetual deposits with
 the Israeli Treasury                -        797.7            -             -          -    797.7
                               -------      -------      -------      --------   -------- --------

Total assets                   1,031.9      1,803.9      7,130.6         191.2       74.7 10,232.3
                               -------      -------      -------      --------   -------- --------

LIABILITIES
Deposits of the public           240.2        246.6         77.3           7.7          -    571.8
Deposits of banks              1,903.5          0.4            -          29.1          -  1,933.0
Deposits of the Government           -        394.2      6,726.6             -          -  7,120.8
Perpetual deposit                  0.1            -            -             -          -      0.1
Capital notes                        -            -         29.7             -          -     29.7
Other liabilities                 14.6         41.1          5.3           9.2        1.5     71.7
                               -------      -------      -------      --------   -------- --------

Total liabilities              2,158.4        682.3      6,838.9          46.0        1.5  9,727.1
                               -------      -------      -------      --------   -------- --------

Difference                    (1,126.5)     1,121.6        291.7         145.2       73.2    505.2

Forward transactions, net        651.7       (252.6)      (264.7)       (134.4)         -        -
                               -------      -------      -------      --------   -------- --------

Total                           (474.8)       869.0         27.0          10.8       73.2    505.2
                               =======      =======      =======      ========   ======== ========

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                  DECEMBER 31, 2004 (AUDITED)
                               -----------------------------------------------------------------
                                                     FOREIGN CURRENCY OR LINKED
                                 ISRAELI CURRENCY             THERETO
                               --------------------     ------------------
                                            LINKED TO      US       OTHER   NON-MONETARY
                               UNLINKED     THE CPI      DOLLAR   CURRENCIES   ITEMS      TOTAL
                               -------      -------     -------      -----      -----    -------
                                 NIS          NIS         NIS         NIS        NIS       NIS
                               MILLIONS     MILLIONS    MILLIONS    MILLIONS   MILLIONS  MILLIONS
                               -------      -------     -------      -----      -----    -------
ASSETS
Cash and deposits
 with banks                       46.1         22.5        47.6        1.7          -      117.9
Securities                         0.6          3.1           -          -       56.3       60.0
Credit to the public             708.7        717.1     6,450.0      117.6          -    7,993.4
Credit to governments                -         12.4        36.2       24.1          -       72.7
Fixed assets                         -            -           -          -        1.9        1.9
Other assets                      22.4            -           -          -        3.6       26.0
Perpetual deposits with
 the Israeli Treasury                -        806.5           -          -          -      806.5
                               -------      -------     -------      -----      -----    -------

Total assets                     777.8      1,561.6     6,533.8      143.4       61.8    9,078.4
                               -------      -------     -------      -----      -----    -------

LIABILITIES
Deposits of the public           198.3        148.8        53.0        5.2          -      405.3
Deposits of banks              1,403.9            -           -       24.1          -    1,428.0
Deposits of the Government           -        372.4     6,282.2          -          -    6,654.6
Perpetual deposit                  0.1            -           -          -          -        0.1
Capital notes                        -            -        25.3          -          -       25.3
Other liabilities                 17.5         33.8         1.8        2.4        1.3       56.8
                               -------      -------     -------      -----      -----    -------

Total liabilities              1,619.8        555.0     6,362.3       31.7        1.3    8,570.1
                               -------      -------     -------      -----      -----    -------

Difference                      (842.0)     1,006.6       171.5      111.7       60.5      508.3

Forward transactions, net        376.9      (143.0)      (121.5)    (112.4)         -          -
In-the-money options, net         29.3            -       (29.3)         -          -          -
                               -------      -------     -------      -----      -----    -------

Total                           (435.8)       863.6        20.7       (0.7)      60.5      508.3
                               =======      =======     =======      =====      =====    =======

In-the-money options, net
 (capitalized par value)          36.1            -       (36.1)         -          -          -
                               =======      =======     =======      =====      =====    =======